Date   30 September 2003

_____

BHP BILLITON Plc 2003 - PROXY FORM (UK)

Please find attached BHP Billiton Plc 2003 Proxy form (UK). Will be mailed to shareholders early in October 2003.

Karen Wood - Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia





How to complete this form

If you are unable to attend the Annual General Meeting to be held on Friday, 24 October 2003 at 10.30am, you are encouraged to appoint a person who will attend, as your proxy and exercise your right to vote at the meeting.

Appointment of additional proxies

A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrar for additional proxy forms.

Any questions?

Telephone: +44 (0) 870 889 3148 for an additional form or if you have any questions on how to complete this form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote on any resolution, place a mark ("X") in the "For", "Against" or "Withheld" box.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Share Register.

Power of Attorney or relevant authority: If this proxy is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar at address and time shown below or be enclosed with this proxy, and the words "authorised signatory" should be added under the signature on the reverse of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Internet voting: Go to www.bhpbilliton.com, click on the 'go to Shareholder Services' icon, then select BHP Billiton Plc Shareholders 'Vote Online' and follow the prompts and instructions. To access this service you will need your shareholder reference number (SRN) and personal identification number (PIN) which are printed on the top right hand corner of the reverse of this form.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received by the Company's Registrar in the UK, Computershare Investor Services PLC, not later than 10.30am (London Time) on Wednesday, 22 October 2003.

An envelope is enclosed for the return of your completed proxy form.

You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com. Alternatively, your signed proxy form (and any relevant authorities) may be lodged by the above time and date by facsimile on +44 (0) 870 703 6109.

Documents may be lodged using the return envelope or by posting or delivery to the Company's Registrar:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8FB

004644 V_007M4A

bhpbilliton

If undelivered please return to:
PO Box 82
Bristol BS99 7NH
United Kingdom

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

USE OUR -
electronic services

VISIT -

www.bhpbilliton.com

GO TO
SHAREHOLDER
SERVICES

TO -

■ vote online

■ check your shareholding online

004644 V_006TDI

















Chairman's Office
BHP Billiton Plc
Neathouse Place
London SW1V 1BH
United Kingdom
Tel: +44 (0)20 7802 4000
Fax: +44 (0)20 7802 4111
A member of the BHP Billiton group.
www.bhpbilliton.com

24 September 2003

Dear Shareholder(s)

I have pleasure in enclosing the Notice for the 2003 Annual General Meeting of BHP Billiton Plc. The meeting this year will be held on Friday, 24 October 2003 at 10.30am and I am hopeful that as many shareholders as possible can join us to take advantage of this opportunity to meet with and talk to Directors and senior executives.

Most of the items of business set out in the accompanying Notice of Meeting will be familiar to you, having been presented in prior years. This year, however, we are putting the Remuneration Report for the Group (as set out in the Annual Report) to shareholders for approval for the first time.

A facility has been created on our website at www.bhpbilliton.com for shareholders to lodge questions or raise issues of concern ahead of the meeting. This will give us a better idea of issues you would like to hear from us on, when we make our presentations.

If you cannot attend in person, please complete and mail the attached proxy form. Alternatively you may register your proxy appointment and voting instructions electronically over the internet, or by facsimile. Your Directors believe that the proposals set out in the Notice of Meeting and described in the Explanatory Notes are in the best interests of both the Company and its shareholders, and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Should you wish to appoint me or any of the other Directors as your proxy, we will be pleased to act on your behalf and will of course vote in accordance with your instructions. If however you give us discretion on how to vote we will vote in favour of each of the items of business to be considered.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely

D R Argus
Chairman

BHP Billiton Plc
Registered in England and Wales, Number 3196209

004644 V_006TEJ

Form of Proxy

BHP Billiton Plc
Registered in England and Wales
Number 3196209

Mark this box with an X if you have made any changes to your address details, sign below and return to the Company's Registrar. [X]

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

Shareholder Reference Number

I 1234567890 I N D

PIN 1234

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc, entitled to attend and vote at the annual general meeting hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she thinks fit, at the Meeting and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the Meeting. If I/we do this, my/our proxy's authority is suspended only in relation to those resolutions (if any) in relation to which I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy - please mark X to indicate your directions

	Item	For	Against	Withheld
1.	To receive the Financial Statements and Reports of BHP Billiton Limited			
2.	To receive the Financial Statements and Reports of BHP Billiton Plc			
3.	To re-elect Dr D C Brink as a Director of BHP Billiton Limited			
4.	To re-elect Dr D C Brink as a Director of BHP Billiton Plc			
5.	To re-elect Mr M A Chaney as a Director of BHP Billiton Limited			
6.	To re-elect Mr M A Chaney as a Director of BHP Billiton Plc			
7.	To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Limited			
8.	To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Plc			
9.	To elect Mr M Salamon as a Director of BHP Billiton Limited			
10.	To elect Mr M Salamon as a Director of BHP Billiton Plc			
11.	To elect Dr J G Buchanan as a Director of BHP Billiton Limited			
12.	To elect Dr J G Buchanan as a Director of BHP Billiton Plc			
13.	To re-appoint the auditors of BHP Billiton Plc			
14.	To renew the Directors' authority to allot shares in BHP Billiton Plc			
15.	To renew the disapplication of pre-emption rights in BHP Billiton Plc			
16.	To authorise BHP Billiton Plc to make market purchases of its own shares			
17.	To approve the Remuneration Report			
18.	To approve the issue of awards to Mr C W Goodyear under BHP Billiton Limited's Group Incentive Scheme			
19.	To approve the issue of awards to Mr M Salamon under BHP Billiton Plc's Group Incentive Scheme			

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact name ______ Contact daytime telephone ______ Date / /

B H P B P

Date   30 September 2003

_____

<u>BHP BILLITON Plc 2003 - PROXY FORM (SA)</u>

Please find attached BHP Billiton Plc 2003 Proxy form (SA). Will be mailed to shareholders early in October 2003.

<u>**Karen Wood - Company Secretary**</u>



If undelivered please return to:
PO Box 61051
Marshalltown 2107
South Africa

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

004644 V_007EXE



Chairman's Office
BHP Billiton Plc
Neathouse Place
London SW1V 1BH
United Kingdom
Tel: +44 (0)20 7802 4000
Fax: +44 (0)20 7802 4111
A member of the BHP Billiton group.
www.bhpbilliton.com

24 September 2003

Dear Shareholder(s)

I have pleasure in enclosing the Notice of Meeting for the 2003 Annual General Meeting of BHP Billiton Plc. The meeting this year will be held on Friday, 24 October 2003 at 10.30am and I am hopeful that as many shareholders as possible can join us to take advantage of this opportunity to meet with and talk to Directors and senior executives.

Most of the items of business set out in the accompanying Notice of Meeting will be familiar to you, having been presented in prior years. This year, however, we are putting the Remuneration Report for the Group (as set out in the Annual Report) to shareholders for approval for the first time.

A facility has been created on our website at www.bhpbilliton.com for shareholders to lodge questions or raise issues of concern ahead of the meeting. This will give us a better idea of issues you would like to hear from us on, when we make our presentations.

If you cannot attend in person, please complete and mail the attached proxy form. Alternatively you may register your proxy appointment and voting instructions by facsimile. Your Directors believe that the proposals set out in the Notice of Meeting and described in the Explanatory Notes are in the best interests of both the Company and its shareholders, and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Should you wish to appoint me or any of the other Directors as your proxy, we will be pleased to act on your behalf and will of course vote in accordance with your instructions. If however you give us discretion on how to vote we will vote in favour of each of the items of business to be considered.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely

D R Argus
Chairman



BHP Billiton Plc
Registered in England and Wales, Number 3196209

004644 V_007EYD

■ **Form of Proxy**



bhpbilliton

BHP Billiton Plc
Registered in England and Wales
Number 3196209

Mark this box with an X if you have made any changes to your address details, sign below and return to the Company's Registrar.

X

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000



I **1234567890** I N D

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc, entitled to attend and vote at the annual general meeting hereby appoint

X | the Chairman of the Meeting (mark with an 'X') | **OR** | [ ] | Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she thinks fit, at the Meeting and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the Meeting. If I/we do this, my/our proxy's authority is suspended only in relation to those resolutions (if any) in relation to which I/we have appointed the proxy but on which I/we choose to vote personally.
Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy - please mark [*X*] to indicate your directions

		For	Against	Withheld			For	Against	Withheld
1.	To receive the Financial Statements and Reports of BHP Billiton Limited	[ ]	[ ]	[ ]	11.	To elect Dr J G Buchanan as a Director of BHP Billiton Limited	[ ]	[ ]	[ ]
2.	To receive the Financial Statements and Reports of BHP Billiton Plc	[ ]	[ ]	[ ]	12.	To elect Dr J G Buchanan as a Director of BHP Billiton Plc	[ ]	[ ]	[ ]
3.	To re-elect Dr D C Brink as a Director of BHP Billiton Limited	[ ]	[ ]	[ ]	13.	To re-appoint the auditors of BHP Billiton Plc	[ ]	[ ]	[ ]
4.	To re-elect Dr D C Brink as a Director of BHP Billiton Plc	[ ]	[ ]	[ ]	14.	To renew the Directors' authority to allot shares in BHP Billiton Plc	[ ]	[ ]	[ ]
5.	To re-elect Mr M A Chaney as a Director of BHP Billiton Limited	[ ]	[ ]	[ ]	15.	To renew the disapplication of pre-emption rights in BHP Billiton Plc	[ ]	[ ]	[ ]
6.	To re-elect Mr M A Chaney as a Director of BHP Billiton Plc	[ ]	[ ]	[ ]	16.	To authorise BHP Billiton Plc to make market purchases of its own shares	[ ]	[ ]	[ ]
7.	To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Limited	[ ]	[ ]	[ ]	17.	To approve the Remuneration Report	[ ]	[ ]	[ ]
8.	To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Plc	[ ]	[ ]	[ ]	18.	To approve the issue of awards to Mr C W Goodyear under BHP Billiton Limited's Group Incentive Scheme	[ ]	[ ]	[ ]
9.	To elect Mr M Salamon as a Director of BHP Billiton Limited	[ ]	[ ]	[ ]	19.	To approve the issue of awards to Mr M Salamon under BHP Billiton Plc's Group Incentive Scheme	[ ]	[ ]	[ ]
10.	To elect Mr M Salamon as a Director of BHP Billiton Plc	[ ]	[ ]	[ ]					

PLEASE SIGN HERE   This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1

[ ]

Sole Director and Sole Company Secretary

Shareholder 2

[ ]

Director

Shareholder 3

[ ]

Director/Company Secretary

_____   _____   /   /
Contact name   Contact daytime telephone   Date

 **+ B H P B S**

004644 V_007M7A ■

How to complete this form

If you are unable to attend the Annual General Meeting to be held on Friday, 24 October 2003 at 10.30am, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the meeting. Shareholders holding shares dematerialised into Strate, should return their proxy form directly to their CSDP or stockbroker.

Appointment of additional proxies
A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrar for additional proxy forms.

Any questions?
Telephone: 011 370 5000 for an additional form or if you have any questions on how to complete this form.

Directing your proxy how to vote
If you wish to direct your proxy how to vote on any resolution, place a mark ("X") in the "For", "Against" or "Withheld" box.

Signing instructions
You must sign this form as follows in the spaces provided:

Individual:	Where the holding is in one name, the form must be signed by the shareholder or the shareholder's attorney.
Joint holding:	Where the holding is in more than one name, any one of the joint holders may sign the form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Share Register.
Power of Attorney or relevant authority:	If this proxy is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar at the address and time shown below or be enclosed with this proxy, and the words "authorised signatory" should be added under the signature on the reverse of this form.
Companies:	Where the holding is in the name of a company, then the proxy form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received by the Company's Registrar in South Africa, Computershare Limited, not later than 11.30am (Johannesburg time) on Wednesday, 22 October 2003.

You may lodge your signed proxy form (and any relevant authorities) by the above time and date by facsimile on 011 370 5487.

Please note that shareholders with holdings in Strate should lodge their proxy forms direct with their CSDP or stockbroker by 11.30am (Johannesburg time) on Tuesday, 21 October 2003.

Documents may be lodged by posting, delivery or facsimile to the Company's Registrar:
Computershare Limited
PO Box 61051
Marshalltown 2107
or
70 Marshall Street
Johannesburg 2001
or
Facsimile 011 370 5487

004644 V_007M8A